RIO CAN
REAL ESTATE INVESTMENT TRUST

April 4, 2006

Delivered By Courier



SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH. D.C. 209 SECTION

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

SUPPL

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Mailing Certificate to Registered Unitholders (in conjunction with our Management Information Circular)
- Mailing Certificate to Registered Unitholders (in conjunction with our Annual Financial Statements)

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

Attachments

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

CIBC Mellon Trust Company


CIBC Mellon
SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH. D.C.
209
SECTION

March 31, 2006

mspiro@goodmans.ca
cc: ccraig@riocan.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on March 31, 2006:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2005
- X Annual Financial Statement for the Fiscal Year Ended December 31, 2005

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\CM_Riocan

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

CIBC Mellon Trust Company





March 31, 2006

mspiro@goodmans.ca
cc: ccraig@riocan.com

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission

Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on March 31, 2006:

X Proxy

X Notice of Meeting/Information Circular

X MD & A

X Annual Report for the Fiscal Year Ended December 31, 2005

X Annual Financial Statement for the Fiscal Year Ended December 31, 2005

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\CM_Riocan